Zodiac Exploration Inc.

TSX VENTURE: ZEX

July 30, 2013

Zodiac Exploration Inc. to seek U.S. Listing and provides Corporate Update

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSXV:ZEX) is pleased to provide the following corporate updates.

To better represent the Company’s U.S. investor base, Zodiac has initiated a mandate to seek a secondary listing in the United States and has accordingly commenced preliminary discussions with a number of well established Capital Markets firms.

Mr. Haverson said: "Given the size and potential of Zodiac’s current asset base in California, we believe a secondary listing in the United States would be very beneficial to shareholders going forward, as it will provide the Company with greater exposure to U.S institutions and specialized Oil & Gas Funds.”

In addition, Zodiac is pleased with the progress from its recent strategic engagement of Meagher Energy Services and Western Energy Production and has initiated discussions with several major companies, which have extensive resource experience and capability.

About Zodiac:

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 71,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Zodiac Exploration Inc.

Peter Haverson

Interim President and Chief Executive Officer

(403) 444-7844

or

John Newman

Chief Financial Officer

(403) 444-7850

www.zodiacexploration.ca

Cautionary Statements

This press release contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking statements typically contain words such as "anticipate",

"believe", "confirms", "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward‐looking statements pertaining to the mandate to seek a secondary listing in the United States and the potential benefits therefrom.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Additionally, there is no guarantee or certainty that: (i) any of Zodiac's equity securities will be listed on a stock exchange in the United States and Zodiac makes no representation in that regard; and (ii) Zodiac's current strategic engagement of Meagher Energy Services and Western Energy Production will result in a transaction on terms acceptable to Zodiac or at all. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing associated with regulatory approvals in connection with the seeking of a listing in the United States, the timing associated with regulatory approvals in connection with any transaction under the engagement of Meagher Energy Services and Western Energy Production; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward‐looking information.